Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

November 16, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Intimation under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Schedule of Analyst / Institutional Investor Meetings

This is to inform you that the Company’s management will be participating in the following conferences and group meetings:

Date	Conference	Location
November 17, 2022	CLSA Investors Group Meeting	Hyderabad
November 23, 2022	Nirmal Bang Equities Investors Group Meeting	Virtual
December 7, 2022	BNP Paribas India Virtual Investors Days	Virtual

Please note that the schedule of the aforesaid meetings is subject to change due to any exigencies on the part of Investors / Company.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer and Head CSR

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd